

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2019

L. Benjamin Ederington
Vice President, General Counsel, and Secretary
Westlake Chemical Partners LP
2801 Post Oak Boulevard, Suite 600
Houston, TX 77056

> **Re: Westlake Chemical Partners LP**
> **Registration Statement on Form S-3**
> **Filed March 29, 2019**
> **File No. 333-230611**

Dear Mr. Ederington:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction